Exhibit 99.2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTIFICATION LETTER

22 December 2017

Dear Non-registered holder (1),

China Southern Airlines Company Limited (the “Company”)

— Notice of Publication of Circular (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.csair.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Performance Report” or “Announcements & Circulars” and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.csair.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,

For and on behalf of

China Southern Airlines Company Limited

Wang Chang Shun

Chairman

Note:	(1) This letter is addressed to Non-registered holders of the Company only (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

Request Form To: China Southern Airlines Company Limited (the ‘‘Company’’) (Stock Code: 1055) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East Wanchai, Hong Kong I/We would like to receive the Corporate Communications* of the Company (‘‘Corporate Communications’’) in the manner as indicated below: This letter is addressed to the Non-registered holders of the Company only (‘‘Non-registered holder’’ means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications) Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company. 5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form. * Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.